File No. 70-9171

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

   GULF POWER COMPANY                          MISSISSIPPI POWER COMPANY
  500 Bayfront Parkway                              2992 West Beach
Pensacola, Florida 32501                      Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

Warren E. Tate, Secretary and Treasurer   Michael W. Southern, Vice President,
           Gulf Power Company                   Secretary, Treasurer and
          500 Bayfront Parkway                  Chief Financial Officer
        Pensacola, Florida 32501               Mississippi Power Company
                                                    2992 West Beach
                                               Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                             John D. McLanahan, Esq.
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                   600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                        Atlanta, Georgia 30308
  Atlanta, Georgia 30303




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Item 3.        Applicable Statutory Provisions.

         Rule 54 Analysis. The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.947 billion, or about 77.70% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 1997 ($3,793 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. issuance of Senior Notes by Gulf and Mississippi) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

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         The Rule 53(c) Order was predicated, in part, upon an assessment of
Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1997, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the transactions contemplated hereby such ratios are 47.5% and 52.5%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 35.1% of total capitalization at December 31, 1997. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+". As a point of reference, the pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 45.1%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1
         Southern's consolidated retained earnings grew on average approximately 8.6% per year from 1992 through 1996. In 1997, consolidated retained earnings increased approximately $78,148,000, or slightly more than 2%. The reduction in the rate of earnings growth in 1997 was primarily due to a $111 million windfall profits tax assessed against South Western Electricity in the United Kingdom. Excluding the impact of such tax, earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.
                  Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
         Reference is made to Exhibit H filed herewith which reflects capitalization at December 31, 1997 and the Statement of Income for the year ended December 31, 1997 for Southern and subsidiaries consolidated.

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1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

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Item 6. Exhibits and Financial Statements.


         (a)      Exhibits:

                  F-1 Opinion of Beggs & Lane, counsel for Gulf.

                  F-2 Opinion of Eaton and Cottrell, P.A., counsel for
                      Mississippi.

                  H Capitalization and Income Statement of The Southern Company and Subsidiary Companies after giving effect to the issuance of the Senior Notes.

         (b)      Financial Statements:

                  Balance sheet of each Applicant at December 31, 1997. (Designated in each Applicant's Form 10-K for the year ended December 31, 1997, File Nos. 0-2429 and 0-6849.)

                  Statements of Income of each Applicant for the period ended December 31, 1997. (Designated in each Applicant's Form 10-K for the year ended December 31, 1997, File Nos. 0-2429 and 0-6849.)

         Since December 31, 1997, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Applicants from that set forth in or contemplated by the foregoing financial statements.


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  April 14, 1998                                GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary



                                                     MISSISSIPPI POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary